BD

01 01 1018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32706

RECEIVED NOV 27 2001 SEC MAIL PROCESSING SECTION WASH. DC 364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOBLE INTERNATIONAL INVESTMENTS, INC.

~~(File Account/Official Information)~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6501 Congress Avenue, Suite 100
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS J. ROSA (561) 994-1191
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Rosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL NOTARY SEAL
DON DAVID JACCARINO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
DD047930
MY COMMISSION EXPIRES
AUG. 6,2005

Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):**

- ☑ (a) **Facing Page.**
- ☑ (b) **Statement of Financial Condition.**
- ☑ (c) **Statement of Income (loss).**
- ☑ (d) **Statement of Cash Flows.**
- ☑ (e) **Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☐ (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☑ (g) **Computation of Net Capital.**
- ☐ (h) **A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.**
- ☐ (i) **A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.**
- ☑ (j) **An Oath or Affirmation.**
- ☐ (k) **A copy of the SIPC Supplemental Report.**
- ☑ (l) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- ☑ (m) **Exemptive Provision Rule under 15c3-3.**

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOBLE INTERNATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED SEPTEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
October 19, 2001

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	65,534
Cash on deposit with clearing organizations		150,000
Securities owned, at market value		152,646
Due from related entity		2,054
Consulting fees receivable		148,388
Refundable income taxes		125,000
TOTAL CURRENT ASSETS		643,622
PROPERTY AND EQUIPMENT, net		242,110
OTHER ASSETS		37,542
TOTAL	$	923,274

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	55,848
Payable to brokers and dealers		38,096
Securities sold but not yet purchased, at market value		5,172
TOTAL CURRENT LIABILITIES		99,116
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value; 100 shares authorized, issued, and outstanding		100
Additional paid-in capital		260,900
Retained earnings		563,158
TOTAL STOCKHOLDERS' EQUITY		824,158
TOTAL	$	923,274

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

REVENUES:	
Commissions	$ 696,826
Investment banking and related fees	475,427
Net dealer inventory and investment gains and losses	(106,584)
Interest and dividends	94,760
Other revenue	29,566
TOTAL REVENUES	1,189,995
OPERATING EXPENSES:	
Commissions	147,274
Employee compensation and benefits	629,267
General and administrative	80,147
Rent expense	135,186
Professional services	50,955
Clearing costs	127,507
Quotations and research	77,793
Advertising and marketing	147,919
Telephone	40,107
Postage and printing	13,760
Depreciation	60,431
Licenses and registration	24,951
Interest expense	3,153
Insurance	23,171
TOTAL OPERATING EXPENSES	1,561,621
LOSS BEFORE INCOME TAX BENEFIT	(371,626)
INCOME TAX BENEFIT	127,320
NET LOSS	$ (244,306)

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Totals
BALANCES, October 1, 2000	100	$ 100	$ 100,900	$ 807,464	$ 908,464
Capital investments			160,000		160,000
Net loss for the year ended September 30, 2001		-	-	(244,306)	(244,306)
BALANCES, September 30, 2001	100	$ 100	$ 260,900	$ 563,158	$ 824,158

The accompanying notes should be read with these financial statements.

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(244,306)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		60,431
Income tax benefit		(127,320)
Changes in certain assets and liabilities:		
Decrease in prepaid expenses		18,771
Increase in consulting receivables		(131,885)
Decrease in due from related entity		24,318
Net decrease in securities owned, at market value		183,578
Decrease in accounts payable and accrued expenses		(89,737)
Decrease in due to clearing broker		(158,125)
Decrease in payable to brokers and dealers		(785,936)
Decrease in income taxes payable		(9,600)
Net decrease in securities sold but not yet purchased, at market value		(720,928)
NET CASH USED IN OPERATING ACTIVITIES		(1,980,739)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment		(269,003)
Repayment of loans receivable, officers		64,950
Decrease in cash on deposit with clearning organization		100,000
Change in other assets		12,195
NET CASH USED IN INVESTING ACTIVITIES		(91,858)
CASH FLOWS FROM FINANCING ACTIVITY:		
Capital investment		160,000
NET DECREASE IN CASH		(1,912,597)
CASH AND CASH EQUIVALENTS, Beginning of year		1,978,131
CASH AND CASH EQUIVALENTS, End of year	$	65,534
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest expense	$	4,367

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Dutch American Holdings, Inc. ("Holdings"). Holdings, together with its subsidiaries, are hereinafter referred to as the "Combined Group".

The Company manages its customer accounts through Pershing Securities ("Pershing") on a fully disclosed basis. Pershing provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from brokers and dealers relates to commissions earned by the Company for trades executed by the other broker/ dealer on behalf of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line and accelerated methods. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the year ended September 30, 2000, there were no write-downs in value.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with Pershing) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments

Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $126,486 for the year ended September 30, 2001.

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with Holdings, who has assumed responsibility for the ultimate payment of income taxes due. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

Statement of Comprehensive Income (Loss)

In accordance with SFAS No. 130, "Reporting Comprehensive Income", the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income (loss) is not presented since the Company had no items of other comprehensive income. Comprehensive income (loss) is the same as net loss for the period presented herein.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000. The Company adopted this standard on October 1, 2000. The adoption of this standard did not have any impact on results of operations, financial position or cash flows.

In July 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 changes certain accounting methods used for business combinations. Specifically, it requires use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 142 establishes new guidance on how to account for goodwill and intangible assets after a business combination is completed. This statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. Early adoption of the statement is permitted for certain companies with a fiscal year beginning after March 15, 2001. The Company is currently evaluating these statements but does not expect that they will have any impact on the Company's financial position, results of operations, or cash flows.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2001, the Company had net capital of $184,150, which was $84,150 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .836 to 1, based on an aggregated indebtedness of $153,909 as of September 30, 2001.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2000:

Furniture	$ 107,641
Equipment	74,415
Leasehold improvements	217,368
Total cost	399,424
Less: Accumulated depreciation	157,314
Property and equipment, net	$ 242,110

Depreciation expense totaled $60,431 for the year ended September 30, 2001.

NOTE 4. RETIREMENT SAVINGS PLAN

On July 31, 1998 the Company adopted a 401(k) and Profit Sharing Plan. This defined contribution plan covers all full-time employees who have one year of service and are age 21 years or older. Contributions made by the Company are at the discretion of the board of directors and are generally limited up to 50% of the participant's elective deferrals for a payroll period. For the year ended September 30, 2001, the Company contributed $21,109.

NOTE 5. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consist of the following:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 148,267	$ -
Municipal bonds	-	5,172
Options and warrants	4,379	-
Total	$ 152,646	$ 5,172

NOTE 6. INCOME TAXES

A summary of the income tax benefit for the year ended September 30, 2001 is as follows:

Currently refundable:	
Federal	$125,000
State	-
Deferred tax benefit	32,820
Deferred tax asset allowance	(30,500)
Total income tax benefit	$127,320

Temporary differences between the financial statement carrying amounts and tax bases of the Company's property and equipment gave rise to net deferred tax assets at September 30, 2001.

The Company has used an estimated combined federal and state effective tax rate of 40% for all deferred tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences.

The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

NOTE 7. RELATED PARTY TRANSACTIONS

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership. NCM's principal business in that of registered investment advisors ("RIA"). Due to the undelineated relationship between the Company's securities business and the RIA service, certain expenses of the RIA are included in the accounts of the Company and then allocated back to the RIA via a systematic calculation based on the revenue of the RIA.

During the year, Holdings contributed capital to the Company totaling $160,000. This capital is restricted as to its withdrawal by NASD regulations.

NOTE 8. COMMITMENTS AND CONTINGENCIES

NASD Arbitrations

Holdings had entered into promissory notes requiring monthly payments on two settled actions in prior years. These two settled actions were paid in full during the year ended September 30, 2001.

The Company has been named in two separate NASD arbitration actions by former clients of the Company for allegedly violating various securities laws and NASD rules. These actions have not been settled as of September 30, 2001. Management intends to vigorously defend against these claims. For those actions referred to counsel, counsel has advised the Company that it is unable to opine on the likelihood of an unfavorable outcome, therefore, the financial statements are affected by an uncertainty the outcome of which is not susceptible of reasonable estimation. The accompanying financial statements do not include an accrual for any loss that may result from the ultimate outcome of these actions. Management believes that the settlement or resolution of these actions will not have a material effect on the financial position or results of operations of the Company.

Other

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2001, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

Operating Leases

The Company currently leases office space under a lease agreement that expires on December 31, 2005. This lease is accounted for as operating leases. Future minimum lease payments are as follows:

Year ending September 30,	Amount
2002	$ 231,304
2003	237,634
2004	244,233
2005	251,103
2006	63,209
Totals	$ 782,950

Rent expense for the year ended September 30, 2001 was $187,253.

NOTE 9. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2001.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2001

TOTAL STOCKHOLDERS' EQUITY		$	824,158
DEDUCTIONS AND/OR CHARGES:			
Non-allowable assets:			
Property and equipment	242,110		
Consulting fees receivable	148,388		
Refundable income taxes	125,000		
Other assets	37,542		
Due from related entity	55,997		
Petty cash	300		609,337
Net Capital before Haircuts on Securities Positions			214,821
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:			
Trading and investment securities:			
Stocks and warrants	22,897		
Undue concentration	7,412		
Other	362		30,671
NET CAPITAL		$	184,150
AGGREGATE INDEBTEDNESS:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		$	61,867
Due to related entity			53,946
Payable to brokers and dealers			38,096
TOTAL AGGREGATE INDEBTEDNESS		$	153,909
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required		$	100,000
Net capital			184,150
EXCESS NET CAPITAL		$	84,150
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL			.836 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of September 30, 2001):			
Net capital, as reported in Company's Part II (unaudited) Focus Report		$	181,726
Net audit adjustments			(4,680)
Decrease in non-allowable assets			7,000
Decrease in haircuts on securities for audit adjustments			104
Other			-
NET CAPITAL PER ABOVE		$	184,150

NOBLE INTERNATIONAL INVESTMENTS, INC.
SCHEDULE OF STATEMENT PURUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2001

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A filing as of Septemb 30, 2001.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
PURSUANT TO SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED SEPTEMBER 30, 2001

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL PURSUANT TO SEC RULE 17a-5(g)(1)

Board of Directors
Noble International Investments, Inc.

In planning and performing our audit of the financial statements of Noble International Investments, Inc. (the "Company") for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. . However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ahearn, Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
October 19, 2001